CHC Helicopter S.A.

4740 Agar Drive

Richmond, BC V7B 1A3, Canada

November 9, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Justin Dobbie
Sonia Bednarowski

Re:	CHC Helicopter S.A.

Registration Statement on Form S-4

File No.: 333-184656

Ladies and Gentlemen:

CHC Helicopter S.A. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 of the Company be accelerated so that the Registration Statement may become effective at 10:00 a.m. New York time on November 13, 2012, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

Pursuant to this request, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request for acceleration of effectiveness, please contact Louis Lehot or Jason Schendel, each of Sheppard, Mullin, Richter & Hampton LLP, at (650) 815-2640 or (650) 815-2621, respectively.

Very truly yours,

CHC HELICOPTER S.A. (for itself and the Guarantor Registrants)

By:	/s/ Russ Hill
Name:	Russ Hill
Title:	Authorized Signatory

[Signature Page to Acceleration Request Letter]